

December 17, 2012

Via Facsimile
Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re: Mueller Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2012**
> **File No. 1-06770**

Dear Mr. McKee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements, page F-1
Note 9 – Employee Benefits, page F-28

1.   In future annual filings please provide your disclosure of the fair value hierarchy of each class of plan assets, as of each balance sheet date presented, as required by ASC 715-20-50-1.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22
Special One-Time Bonus Award, page 28

2.	We note your disclosure regarding the $2 million special bonus paid to retain Mr. Karp's services through December 15, 2011 and to make Mr. Karp whole for bonuses he voluntarily elected to forgo in prior years. However, your Form 8-K filed on May 16, 2011, disclosing the letter agreement, does not indicate that the special bonus is being paid in part to make Mr. Karp whole for prior bonuses he elected to forgo. Please tell us the amount of the special bonus that is attributed to the prior bonuses that Mr. Karp voluntarily elected to forego. Please also provide details regarding the amount and relevant year for each bonus Mr. Karp elected to forgo. Please advise if the company disclosed Mr. Karp's election to forgo such bonuses in any of the company's prior filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551- 3754 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief